SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 3)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment No. 3”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended and as hereby amended, the “Statement”) originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), hereby amends and supplements Item 8 and Item 9 of the Statement.
     The Statement relates to a planned tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 3, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 3.
     All capitalized terms used but not specifically defined in this Amendment No. 3 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by deleting the second paragraph under the subsection “—Antitrust Compliance” and replacing it with the following paragraph.
     “Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. Parent and the Company filed their Premerger Notification and Report Forms under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on February 19, 2010. Parent voluntarily withdrew and re-filed its Premerger Notification and Report Form effective March 5, 2010 in order to provide the Antitrust Division with additional time to review the information submitted by Parent and the Company. As a result, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m. on or about March 22, 2010, unless the FTC and Antitrust Division grant early termination of the waiting period, or the Antitrust Division issues a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period the Antitrust Division requests additional information or documentary material, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.”
     Item 8 of the Statement is hereby amended and supplemented by inserting the following section at the end of the subsection “—Shareholder Litigation.”
Shareholder Litigation
     On February 24, 2010, a complaint was filed in the Court of Common Pleas of Allegheny County, Pennsylvania, captioned Richard S. Geshoff v. Marshall T. Reynolds, et al., against Foster, Purchaser, Portec and each of Portec’s directors, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the director defendants breached their fiduciary duties in connection with the Contemplated Transactions and that Portec, Foster and Purchaser aided and abetted the director defendants’ alleged breach of fiduciary duties.
     Based on these allegations, the plaintiffs seek, among other relief, compensatory damages, preliminary and permanent injunctive relief against the Contemplated Transactions, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses.
     A copy of the complaint is filed as Exhibit (a)(5)(C) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(C).
     Portec believes the complaint is without merit and intends to vigorously defend itself against it. Pursuant to the Court of Common Pleas Notice of Suit, the defendants’ deadline to respond to the complaint is March 24, 2010.
     On March 2, 2010, a complaint was filed in the Court of Common Pleas of Allegheny County, Pennsylvania, captioned Scott Phillips v. Portec Rail Products, Inc., et al., against Foster, Purchaser, Portec and each of Portec’s directors, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the director defendants breached their fiduciary duties in connection with the Contemplated Transactions and that Portec and Foster aided and abetted the director defendants’ alleged breach of fiduciary duties.
     Based on these allegations, the plaintiffs seek, among other relief, preliminary and permanent injunctive relief against the Contemplated Transactions, and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses.

     A copy of the complaint is filed as Exhibit (a)(5)(D) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(D).
     Portec believes the complaint is without merit and intends to vigorously defend itself against it. Pursuant to the Court of Common Pleas Notice of Suit, the defendants’ deadline to respond to the complaint is March 23, 2010.
     On March 3, 2010, a complaint was filed in the Circuit Court of Kanawha County, West Virginia, captioned Josh Furman v. Marshall Reynolds, et al., against Portec, Foster, Purchaser and each of Portec’s directors, on behalf of a purported class of public stockholders of Portec relating to the Contemplated Transactions. The complaint alleges that the defendants breached their fiduciary duties in connection with the Contemplated Transactions and that Portec and Foster aided and abetted the director defendants’ alleged breach of fiduciary duties.
     Based on these allegations, the plaintiffs seek, among other relief, preliminary and permanent injunctive relief against the Contemplated Transactions and the costs and expenses of the action, including reasonable allowance for attorneys’ and experts’ fees and expenses.
     A copy of the complaint is filed as Exhibit (a)(5)(E) hereto, and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibit (a)(5)(E).
     Portec believes the complaint is without merit and intends to vigorously defend itself against it. The defendants’ deadline to respond to the complaint is April 3, 2010.
Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Number	Description

(a)(5)(C)	Complaint of Richard S. Geshoff filed in the Court of Common Pleas of Allegheny County, Pennsylvania, dated February 24, 2010.

(a)(5)(D)	Complaint of Scott Phillips (individually and on behalf of all others similarly situated), filed in the Court of Common Pleas of Allegheny County, Pennsylvania, dated March 2, 2010.

(a)(5)(E)	Complaint of Josh Furman (individually and on behalf of all others similarly situated), filed in the Circuit Court of Kanawha County, West Virginia, dated March 3, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ Richard J. Jarosinski
Richard J. Jarosinski
President and Chief Executive Officer

Dated: March 5, 2010